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THE
“Top
all”
SAUCE
BLUE TOP
BRAND

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Blue Top Brand

Dripping Springs, Texas

$0 raised

$750,000 min target

Preferred Equity
Pre-Money Valuation: $9,985,000
Unit Price: $7.00

Coming Soon

- Highlights
- Investment Terms
- Use of Proceeds
- Company Description
- Business Model
- History
- The Team
- Bonus Rewards
- Gallery
- Documents
- Comments 0

Highlights

Overview

- High growth consumer packaged goods (CPG) company offering creamy street sauces, a new category of hot sauce
- Established in 2015 with seven sauces, expanded to twelve creamy hot sauces and street sauces available in the U.S. and Canada
- All sauces are vegetarian, gluten-free, MSG-free and do not contain GMOs or high-fructose corn syrup

We are high growth

- Sales growth of over 7x from $218K in 2016 to $1.66 million in 2018
- Ranked in the top-25 for hot sauce category condiment sales in the U.S. by IRI, market research firm
- Sales continue to trend upward with Q2 2019 sales of approximately $600K

We have significant traction with major regional and national grocery store chains

- Current purchase orders in place with major chains including Walmart, H-E-B, Kroger, Albertsons, Safeway, Tom Thumb, Randall's, Brookshire Grocery, Target, Meijer, Sobeys, Stop & Shop Supermarket, Giant Foods, Topp's, and Heinens
- More acceptances and food service customer acquisition strategies in progress
- Agreements in place with nine food brokers to facilitate distribution

We have a track record of growing well-known condiment brands

- CEO Chris West has over 20 years of experience in the CPG space, growing brands like Tony Chachere's Creole Seasoning, and Stubb's Legendary Bar-B-Q Sauce which was acquired by McCormick for $100 million
- VP of Supply Chain Travis Berger has approximately 15 years of leadership experience in supply chain operations for J Bar B Foods, Inc., Stubb's, and Lantana Foods, driving top line growth of 58% while improving COGS by ~11%

Investment Terms

Issuer	Type of Offering	Offered By
7 of Us, LLC	Parallel Offering (Reg CF & Reg D)	NextSeed Securities, LLC

Offering Min	$750,000
Offering Max	$3,000,000
Min Individual Investment	$252
Type of Securities	Preferred Equity
Equity Class	Series NS Preferred Units (Preferred equity)
Pre-Money valuation	$9,985,000
Unit Price	$7.00
Liquidation Preference	One times the Original Issue Price plus declared but unpaid dividends on each share of Series NS, balance of proceeds paid to Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights	Approval of a majority of the Series NS required to (i) adversely change rights of the Series NS; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Units having rights senior to or on parity with the Series NS; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); or (v) liquidate or dissolve, including any change of control.
Future Rights	The Series NS will be given the same rights as the next series of Preferred Units (with appropriate adjustments for economic terms).

Distribution	Series NS holders will receive distributions pro rata until they have received their initial capital contribution amount. Then, Class A Members will receive distributions until they have received their aggregate capital contribution amount. Thereafter, all members (including Class A, qualifying Class B and Series NS) will participate in distributions pro rata (Series NS will participate on an as converted basis until conversion).
Investor Proxy Agreement	At the time of investment, each investor will be required to enter into an Investor Proxy Agreement whereby each investor will give NextSeed the right vote, elect, consent or otherwise direct the investor's interests with respect to the Series NS units. See the Investor Proxy Agreement for more details.
Initial Closing	The Issuer may conduct an initial closing once the minimum Aggregate Offering Amount is met (the "Initial Closing"), and continue accepting investments up to the maximum Aggregate Offering Amount. Investors that have committed funds will be notified of any Initial Closing at least 5 business days prior to the Initial Closing date.

Use of Proceeds

Proceeds from the NextSeed raise will be used to:

1. Scale production to meet growing domestic and international demand
2. Hire an additional supply chain consultant to increase distribution
3. Create food service packs, including individual portion packs and cups for prepared foods and restaurant accounts
4. Support expanded marketing efforts via multiple channels and platforms, including social media, field marketing, in-store sampling and promotions
5. Develop club store offerings for retailers such as Sam's Club and Costco.
6. Hire COO/CFO.
7. Secure additional distribution in new accounts and expand existing distribution.
8. Repayment of existing indebtedness using up to 20% of Offering proceeds ($300,000 max).

Company Description

Blue Top Brand offers a full line of creamy hot sauces made by a close knit team of food lovers, family and friends. We're headquartered in downtown Dripping Springs, just outside of Austin, Texas.

In late 2015, we set out to create a brand of sauces simply to make people happy, and it worked. Only six months after the company was formed, we were shipping the first cases to customers.

Now we offer twelve righteous flavors from "hot" to "not" available in the U.S. and Canada. And, according to CPG research firm IRI, we're nationally ranked in the top-25 hot sauce companies in the U.S by sales.

We like to call Blue Top Brand a "top it all" condiment because, well, it tastes awesome on everything — you can use it as a condiment, dip, dressing, or sauce (and here at Blue Top Brand, we like it so much we even use it as an ingredient — try adding the Garlic Hatch to mashed potatoes, you'll thank us later).

One of our favorite things to do is to try our creamy hot sauces on everything. From pizza and tacos to soups and salads, Blue Top Brand makes every meal or snack taste over the top terrific. Like WOW.

Every flavor we make is non-GMO, gluten-free, vegetarian, and we never use high-fructose corn syrup. Only clean, natural ingredients.

We're family-owned, and we're not just building a brand. We're building a family. As the first CPG company to join up with NextSeed, we want to be the ones that make it possible for just about anyone to own a little slice of this exciting new CPG brand.

We've taken the tradition of hot sauce and transformed it into an all-new category of creamy hot sauce. Hot sauce is one thing, but a creamy hot sauce is over the top.

Business Model

The OPPORTUNITY

Blue Top Brand is seeking $3MM in a preferred equity round to scale the company.

The company's strategy is to capture growing trends among the Millennial and Z generations seeking exotic "street food" flavors as an alternative to traditional condiment products. These groups are focused on unique and bold flavor condiments and projected to account for 40 percent of all consumers by 2020, and 42 percent of consumers seek "street food" on menus.

Emerging products such as Blue Top Brand sauces speak directly to this market and offer exciting growth potential. We aim to capture the rapidly growing sauce market that has become ubiquitous with today's fast casual restaurant experiences (e.g. Chick-fil-a, Whataburger, Wing Stop, Pluckers, Buffalo Wild Wings, etc.).

In addition to its U.S. and Canadian distributions, Blue Top Brand has viable interest from chains across Europe, Australia, and Asia. We also have plans to expand the customer base through sales in restaurant chains and food service companies, as well as our already-established and rapidly growing direct to consumer channel.

Blue Top Brand is a growth company and could be acquired within three to six years by a larger consumer product company expanding its hot sauce, condiment or dressing presence on the grocery aisle or in restaurants. At such time, all NextSeed investors will receive their pro-rata share of the proceeds from the sale.

BUSINESS OPERATIONS

With headquarters in Dripping Springs, Texas, the company has co-manufacturing and co-packaging agreements with Silver Spring and Private Label Foods with capabilities to ship multiple products directly to vendor distribution centers around the U.S. and Canada.

By August of 2019, Blue Top achieved sales of $1.7MM or 576K units shipped of its creamy sauces and dressings to major grocery chains throughout the U.S and Canada. The goal is to double sales in 2020.

In both countries, hot sauce is driving the growth of the condiment aisle, with annual sales of $1.5B forecast to grow to $1.65B by 2022. Wall Street analysts do not expect this trend to slow, and point to the fractured and regional nature of the hot sauce industry as another example of major food companies failing to stay ahead of dynamic changes in the industry. There is also a strong opportunity for this type of product in Asia.

The next phase of growth will encompass expanding the customer base in retail, Amazon, food service (Aramark, Sysco and Fresh Point) and club business (Costco, Sam's Club and BJ's).

The MENU

This new condiment is a culinary "top it all" sauce best served liberally on your favorite foods – tacos, pizza, burgers, fries, veggies, and more.

Each sauce is crafted from real, clean ingredients and is the perfect choice to add flavor to your entree, salad, appetizer or snack. The thick, creamy texture adds substance to food while its drip-free consistency ensures the sauce remains on the food and not in your lap.

All of our sauces and dressings are vegetarian, gluten-free, MSG-free and contain no GMOs or high-fructose corn syrup.


CREAMY
Hot Sauce
ORIGINAL STREET
HONEY CHIPOTLE
LIME JALAPEÑO
BUFFALO CAYENNE
GARLIC HATCH
CURRY HABANERO
CILANTRO SERRANO

In addition to the line of Creamy Hot Sauces, Blue Top Brand offers Creamy Street Dressings, a line of five flavors inspired by a love of street vendor food. Three are made from coconut milk and two are especially unique - Roasted Poblano Sesame, and a fan-favorite Cream Cheese Jalapeño Popper.

The Blue Top team has an innovative mindset in everything we do and we're already planning new flavors to appeal to a broad variety of tastes and dietary needs.


CREAMY
Street Dressing
Made with
COCONUT MILK
JALAPEÑO POPPER
RANCH
CILANTRO RANCH
GHOST RANCH
POBLANO SESAME


IT'S OVER THE TOP!
BLUE TOP
BRAND
NOT HOT
ORIGINAL
CREAMY STREET SAUCE
NET WT. 9 OZ (255 GRAMS)

The CULTURE

Traveling across the country feeding folks and spreading joy with food, sauce, and a deep sense of community is central to Blue Top Brand. We serve people through food and philanthropy because both nourish the body and soul.

And we want everyone that feels the same way to be part of the Blue Top family. As we like to say, we're not just building a brand, we're building a family. After all, everyone deserves to feel loved like family.

For us, that includes the spouse that doesn't feel safe and needs support, the child without a parent, the teen who has experienced abuse. For those that need love now and all the time, Blue Top Brand is committed to making sure they feel like family. And that's where we give back: family support agencies, child welfare services, youth shelter and crisis services and supporting foster children.

We donate a portion of our proceeds to charitable organizations we believe in, and sometimes, we just show up in our airstream and spread the love by serving good food that makes people happy. For us, nothing can top that.

History

2015
Blue Top Brand founded by Chris West and his family in Central Texas

2016
$218k in sales

2017
$1M in sales

2018
$1.66M in sales

2023-2026
Potential for a strategic acquisition

Meet the Team



Chris West
FOUNDER/CEO/PRESIDENT

Chris West combines inspiration from his culinary upbringing in Louisiana with Texas heat and flavorful peppers such as serrano, jalapeño, and habanero. He began his career in the food industry in 1991 at Cajun Injector Company, which devised the popular method of injecting marinade and frying turkey. Ten years and $15 million in sales later, Chris brought his talents to Tony Chachere's where he grew sales nationally, quadrupling business from 2001 to 2008 in the U.S., Canada and Mexico. From 2008 to 2015, Chris worked with Stubb's Legendary Kitchen as the Executive Vice President of Sales, managing a team of 15 brokers and four regional directors, and growing the brand internationally. In 2015, after Stubbs was bought by McCormick, Chris decided to follow his lifelong dream of starting a family business, and Blue Top Brand was born.

Chris has over 25 years of experience in food and CPG sales, is a former Stubb's Executive that scaled business and sold to McCormick and Company for $100M, and has launched over 100 products with three well-known brands (Cajun Injector, Tony Chacherie's, Stubb's Legendary BBQ Sauce).



Brock West
VICE PRESIDENT

Brock West manages all day to day office responsibilities, and oversees accounting functions related to invoicing and inventory.



Travis Berger
SUPPLY CHAIN CONSULTANT

Travis serves at Blue Top Brand's Technical Advisor, where he plans and oversees supply management functions for maximum profitability and impact. Travis has deep knowledge of the food production industry, including product development, operations, quality assurance, manufacturing, logistics, marketing, and process improvement.

He has 15 years of leadership experience in the food production industry, and is working to drive costs out of the supply chain. He is a former Stubb's Executive that scaled business and sold to McCormick and Company for $100M.



Liz Berry
CREATIVE DIRECTOR AND MARKETING

Liz manages all creative needs, including packaging, signage and social. She is the Creative Lead & CEO at Liz Berry Creative, where she specializes in brand design, logos, ads and packaging for restaurants and CPG. She serves on the board of the Texas Restaurant Association Education Foundation, where she is the directing board member for the Greater Austin Restaurant Association and Trustee for Texas Restaurant Association Education Foundation. She has worked with brands such as Stubb's BBQ, Franklin BBQ, Deep Eddy Vodka, Central Market, Discovery Channel, Jane Goodall Foundation, and more.

Liz has 19 years of experience in creative and design, and oversaw all art direction and brand management for Stubb's Legendary Bar-B-Q prior to its sale to McCormick and Company.



Jack Porter
BUSINESS CONSULTANT

For 35 years, Jack worked at KeHE Distributors, a leading distributor of natural, organic, specialty, ethnic, and dairy/deli products to grocery stores throughout North America. Prior to his retirement in May 2016, he was the Executive Vice President of Sales for the U.S., Mexico, and Caribbean regions, and led all business development efforts including leading trade relations.

Jack has held board positions with the Specialty Food Association (SFA), Food Marketing Institute (FMI), National Grocers Association (NGA), as well as serving on many committees with several other industry associations.

Bonus Rewards

EARLY BIRD REWARD 500 REMAINING

First 500 investors who invest $250 or more will receive:

- Blue Top Brand custom sticker pack
- One bottle of Original Street Sauce

INVEST

$2,500+

- Blue Top Brand custom sticker pack
- Pack of creamy hot sauces
- Pack of street dressings
- Exclusive commemorative t-shirt

INVEST

$5,000+

- Blue Top Brand custom sticker pack
- Pack of creamy hot sauces
- Pack of street dressings
- Exclusive commemorative t-shirt
- Invitation to the Blue Top Sauce Feast

INVEST

$10,000+

- Blue Top Brand custom sticker pack
- Pack of creamy hot sauces
- Pack of street dressings
- Exclusive commemorative t-shirt
- Invitation to the Blue Top Sauce Feast
- Member of Sauce Committee
- Airstream cookout for 15 people (within a 100 mile radius of headquarters)

INVEST

$25,000+

- Blue Top Brand custom sticker pack
- Pack of creamy hot sauces
- Pack of street dressings
- Exclusive commemorative t-shirt
- Invitation to the Blue Top Sauce Feast
- Member of Sauce Committee
- Airstream cookout for 30 (within a 125 mile radius of headquarters)
- One year's supply of Blue Top Brand (two bottles a month for twelve months, can request flavors or rotate)

INVEST

$50,000+

- Blue Top Brand custom sticker pack
- Pack of creamy hot sauces
- Pack of street dressings
- Exclusive commemorative t-shirt
- Invitation to the Blue Top Sauce Feast
- Member of Sauce Committee
- One year's supply of Blue Top Brand (two bottles a month for twelve months, can request flavors or rotate)
- Airstream cookout for 50 (within a 200 mile radius of headquarters)
- Invitations to attend food industry trade shows as a guest of Blue Top Brand
- Opportunity to participate in future company videos

Notes:
Investors will receive the above collateral upon campaign funding and within one year.
Sauce Committee members will have the opportunity to be the first to try new flavors, and receive 12 units of new flavors.
Airstream cookout to be coordinated upon campaign funding and within one year.
Blue Top Sauce Feast to occur upon campaign funding and within one year.

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Purchase Agreement and are not enforceable under the Purchase Agreement.

Gallery



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Documents

Disclosure Statement	Purchase Agreement	Investor Proxy Agreement
View	View	View

Second Amended
and Restated
Company
Agreement

View

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The information contained on this campaign page (the "Campaign Information") is furnished
solely by the Issuer to prospective investors in the investment opportunity described herein.
All Campaign Information is intended to be a summary of the terms and information
contained in the Disclosure Statement and the Purchase Agreement, and is fully qualified by
reference to those documents. In the event any Campaign Information conflicts with the
terms of the Disclosure Statement or Purchase Agreement, the terms of those documents
will control. The Issuer has provided the Campaign Information for inclusion on the website
located at www.nextseed.com, and in no way will the Campaign Information be deemed to
have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their
affiliates.


